Exhibit 99.2

Mailing Address: PO Box 9431 Stn Prov Govt Victoria BC V8W 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard Street Victoria BC 1 877 526-1526

CERTIFIED COPY Of a Document filed with the Province of British Columbia Registrar of Companies
Notice of Articles BUSINESS CORPORATIONS ACT	CAROL PREST

NOTICE OF ARTICLES

Name of Company:

BARRICK GOLD CORPORATION/SOCIETE AURIFERE BARRICK

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
1600 - 925 WEST GEORGIA STREET	1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2	VANCOUVER BC V6C 3L2
CANADA	CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
1600 - 925 WEST GEORGIA STREET	1600 - 925 WEST GEORGIA STREET
VANCOUVER BC V6C 3L2	VANCOUVER BC V6C 3L2
CANADA	CANADA

Page: 1 of 4

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Thrasher, Ernie L.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Greenspun, Brian L.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Benitez, Maria I.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Shapiro, Steven J.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Clow, Graham G.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Page: 2 of 4

Last Name, First Name, Middle Name:
Hatter, Patricia A.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Marcet, Pablo

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Thomson, Kevin J.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Cisneros, Gustavo A.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Evans, J. Michael

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Page: 3 of 4

Last Name, First Name, Middle Name:
Munk, Anthony

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Harvey, J. Brett

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Thornton, John L.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

Last Name, First Name, Middle Name:
Prichard, J. Robert S.

Mailing Address:	Delivery Address:
C/O BARRICK GOLD CORPORATION	C/O BARRICK GOLD CORPORATION
BROOKFIELD PLACE, TD CANADA TRUST TOWER	BROOKFIELD PLACE, TD CANADA TRUST TOWER
SUITE 3700, 161 BAY STREET	SUITE 3700, 161 BAY STREET
TORONTO ON M5J 2S1	TORONTO ON M5J 2S1
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE

1. No Maximum	Common Shares	Without Par Value

With Special Rights or
Restrictions attached

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _  _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

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